Exhibit 99.1

Consolidated Financial Highlights

Consolidated	Three months ended June 30,			Six months ended June 30,
($ 000s except per unit data)
	2009	2008	% Change	2009	2008	% Change

Revenue (net of royalties and financial derivative instruments) from continuing operations	$305,923	$420,220	(27)	$776,692	$1,122,435	(31)

Funds flow from Provident Upstream operations (1)	$30,022	$112,869	(73)	$52,849	$184,011	(71)
Funds flow from Provident Midstream operations (1)	18,494	52,601	(65)	79,948	111,853	(29)
Funds flow from continuing operations (1)	$48,516	$165,470	(71)	$132,797	$295,864	(55)
Per weighted average unit – basic and diluted (2)	$0.19	$0.65	(71)	$0.51	$1.17	(56)
Distributions to unitholders	$47,012	$91,662	(49)	$101,523	$182,779	(44)
Per unit	$0.18	$0.36	(50)	$0.39	$0.72	(46)
Percent of funds flow from continuing operations paid out as declared distributions	97%	55%	76	76%	62%	23
Net loss	$(80,061)	$(184,081)	(57)	$(120,345)	$(150,465)	(20)
Per weighted average unit – basic and diluted (2)	$(0.31)	$(0.72)	(57)	$(0.46)	$(0.59)	(22)
Capital expenditures (continuing operations)	$26,548	$34,210	(22)	$83,054	$118,792	(30)
Oil and gas property acquisitions, net (continuing operations)	$119	$10,432	(99)	$493	$19,451	(97)
Weighted average trust units outstanding (000s)
- basic	261,003	254,404	3	260,199	253,659	3
- diluted (2)	261,003	254,468	3	260,199	253,723	3

Consolidated
	As at	As at
	June 30,	December 31,
($ 000s)	2009	2008	% Change
Capitalization
Long-term debt (including current portion)	$774,632	$765,679	1
Unitholders’ equity	$1,428,557	$1,636,347	(13)
(1) Represents cash flow from continuing operations before changes in working capital and site restoration expenditures. Effective in the first quarter of 2008, Provident's USOGP business was accounted for as discontinued operations.
(2) Includes dilutive impact of unit options and convertible debentures.

Provident Energy 2009 Second Quarter Results

Operational Highlights

	Three months ended June 30,			Six months ended June 30,
	2009	2008	% Change	2009	2008	% Change
Oil and Gas Production - continuing operations
Daily production - Provident Upstream
Crude oil (bpd)	10,035	12,494	(20)	10,371	12,390	(16)
Natural gas liquids (bpd)	1,105	1,178	(6)	1,121	1,243	(10)
Natural gas (mcfd)	75,735	86,130	(12)	75,996	85,050	(11)
Provident Upstream oil equivalent (boed) (1)	23,763	28,027	(15)	24,158	27,808	(13)

Average realized price from continuing operations (before realized financial derivative instruments)
Crude oil blend ($/bbl)	$59.03	$105.13	(44)	$47.33	$90.22	(48)
Natural gas liquids ($/bbl)	$38.14	$94.59	(60)	$39.65	$83.15	(52)
Natural gas ($/mcf)	$3.40	$9.98	(66)	$4.08	$8.81	(54)
Oil equivalent ($/boe) (1)	$37.55	$81.50	(54)	$34.98	$70.86	(51)
Field netback from continuing operations (before realized financial derivative instruments) ($/boe)	$18.88	$52.39	(64)	$15.71	$44.54	(65)
Field netback from continuing operations (including realized financial derivative instruments) ($/boe)	$20.25	$48.76	(58)	$18.52	$42.12	(56)
Midstream
Provident Midstream NGL sales volumes (bpd)	102,799	110,826	(7)	122,126	123,573	(1)
EBITDA (000s) (2)	$24,416	$61,769	(60)	$94,343	$137,756	(32)
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items - see "Reconciliation of non-GAAP measures".

Provident Energy 2009 Second Quarter Results

Management’s discussion and analysis

The following analysis dated August 12, 2009 provides a detailed explanation of Provident Energy Trust’s (“Provident’s”) operating results for the three and six months ended June 30, 2009 compared to the same time period in 2008 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“COGP” or “Provident Upstream”), and Provident Midstream.  Provident’s Upstream business produces crude oil and natural gas from seven core areas in the western Canadian sedimentary basin.  The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business was accounted for as discontinued operations. The USOGP business was sold in two transactions, the first in June and the second in August, 2008.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the Upstream business unit and the Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking information” at the end of the analysis for further discussion.

Second quarter and six months ended June 30, 2009 highlights

The second quarter highlights section provides commentary for the second quarter and for the six months ended June 30, 2009 and for corresponding periods in 2008.

Consolidated funds flow from operations and cash distributions

Consolidated	Three months ended June 30,			Six months ended June 30,
($ 000s, except per unit data)	2009	2008	% Change	2009	2008	% Change
Funds Flow from Operations and Distributions
Funds flow from continuing operations	$48,516	$165,470	(71)	$132,797	$295,864	(55)
Funds flow from discontinued operations (1)	-	76,017	(100)	-	125,853	(100)
Total funds flow from operations	$48,516	$241,487	(80)	$132,797	$421,717	(69)
Per weighted average unit from continuing operations
- basic and diluted (2)	$0.19	$0.65	(71)	$0.51	$1.17	(56)
Declared distributions	$47,012	$91,662	(49)	$101,523	$182,779	(44)
Per unit	$0.18	$0.36	(50)	$0.39	$0.72	(46)
Percent of funds flow from continuing operations paid out as declared distributions	97%	55%	76	76%	62%	23
(1) Effective in the first quarter of 2008, Provident's USOGP business was accounted for as discontinued operations.
(2) Includes dilutive impact of unit options and convertible debentures.

Management uses funds flow from operations to analyze operating performance.  Funds flow from operations represents cash flow from operations before changes in non-cash working capital and site restoration expenditures.  Provident also reviews funds flow from operations in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Provident Enenergy 2009 Second Quarter Results

Funds flow from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities.  Funds flow from operations as presented is not intended to represent operating cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.

Second quarter 2009 funds flow from continuing operations was $48.5 million, 71 percent below the $165.5 million recorded in the second quarter of 2008.  For the six months ended June 30, 2009 funds flow from continuing operations was $132.8 million, 55 percent below the $295.9 million in the same period of 2008.  Provident Upstream provided 62 percent of second quarter 2009 funds flow from continuing operations and Provident Midstream added 38 percent.  For the six months ended June 30, 2009, Provident Upstream provided 40 percent of funds flow from continuing operations and Provident Midstream added 60 percent.

Provident Upstream second quarter 2009 funds flow from operations was $30.0 million, a 73 percent decrease from the $112.9 million recorded in the comparable 2008 quarter. For the six months ended June 30, 2009 Provident Upstream funds flow from operations was $52.8 million, a 71 percent decrease from the $184.0 million recorded in the comparable 2008 period.  For the quarter and six months ended June 30, 2009, the decrease was a result of significantly lower realized commodity prices combined with reduced production.  The lower production is primarily due to natural production declines.  Provident Upstream’s capital spending in 2008 and the first half of 2009 has been concentrated on long term development initiatives in Northwest Alberta with spending on facilities and pipeline assets as well as the waterflood program in Dixonville.  These expenditures will not have immediate production gains to offset the natural production declines, but are intended to position Provident Upstream for future growth. Compared to the first quarter of 2009, Provident Upstream’s funds flow from operations increased by $7.2 million or 32 percent primarily driven by improved crude oil pricing.

The Provident Midstream business unit contributed $18.5 million to the second quarter of 2009 funds flow from operations, down from the $52.6 million recorded in the comparable 2008 quarter.  For the six months ended June 30, 2009, Provident Midstream contributed $80.0 million to funds flow from operations, a 29 percent decrease from the $111.9 million in the comparable 2008 period.  For the quarter and six months ended June 30, 2009, lower operating margins in Empress East and Redwater West primarily driven by weak NGL market prices.

Declared distributions in the second quarter of 2009 totaled $47.0 million, or $0.18 per unit, compared to $91.7 million, or $0.36 per unit, of declared distributions in the same period in 2008.  This represented 97 percent of funds flow from continuing operations in the second quarter of 2009 and 55 percent in 2008.  Declared distributions for the six months ended June 30, 2009 totaled $101.5 million, or $0.39 per unit, compared to $182.8 million, or $0.72 per unit.

Outlook

Forward-looking information:

Provident has reached an agreement effective August 1, 2009 to purchase an additional 6.15 percent interest in the Sarnia fractionation facility, increasing Provident’s ownership in the Sarnia fractionator to 16.5 percent and enhancing propane-plus fractionation capacity in the Empress East System by approximately 7,400 barrels per day (bpd). This acquisition immediately replaces the 6,000 bpd of formerly leased capacity at Sarnia that expired on April 1, 2009. As a result of this transaction, Provident will defer construction of its previously announced depropanizer facility in Michigan, however the opportunity remains to construct this facility at a later date if circumstances warrant. This acquisition results in the immediate addition of incremental sales volume and operating margin in the Empress East business line, several months earlier than the originally scheduled commissioning of the Michigan depropanizer.

At the Provident Empress extraction plant, truck loading facilities have been installed to provide an additional local alternative for take-away of propane-plus volumes.  In addition, the first of three new 500,000 barrel storage caverns

Provident Enenergy 2009 Second Quarter Results

at Redwater entered condensate service in July.  The second cavern is expected to be commissioned during the third quarter of 2009 and the third is slated for completion in 2011.

In Provident Midstream, the 2009 second quarter results reflect lower NGL product margins resulting from substantially lower NGL prices.  However, year to date results are inline with internal expectations. As a result of the acquisition of additional Sarnia fractionation capacity, management is increasing its 2009 EBITDA guidance for Provident Midstream to a range of $190 to $215 million (from $180 to $205 million previously), subject to market conditions. Provident is very well-positioned to benefit from the strong outlook for condensate demand, through delivery of fee-based services from the NGL infrastructure assets at its Redwater condensate hub coupled with its marketing and logistics capability.

Provident Upstream is working to advance the Dixonville waterflood program after receiving key regulatory approval from the Alberta Energy Resources Conservation Board for pilot project expansion and the first phase of the full-field waterflood.  Management believes the waterflood program has the potential to increase total recovery rates to between 15 and 20 percent of the estimated 228 million barrels of original oil in place on Provident lands.  If successful, waterflood response is expected within 12 to 18 months.  Provident Upstream plans to spend the remaining $27 million of its $88 million capital budget, primarily in the Dixonville area.

Management is making a slight adjustment to 2009 production guidance for Provident Upstream to a range of 23,000 to 24,000 boed from the previous range of 23,500 to 25,000 boed.  This reduction in expected production volumes is primarily a result of unplanned downtime related to weather and third-party facility outages.  This guidance incorporates a full year of production and does not include any adjustments for asset sales.

Provident intends to sell certain non-strategic oil and natural gas production assets, primarily located in Saskatchewan.  The disposition is a key step toward repositioning Provident Upstream for long term sustainability and growth.  These assets produced 6,320 barrels of oil equivalent per day (boed) during the second quarter of 2009, consisting of approximately 84 percent crude oil and 16 percent natural gas.  The disposition package will include the operating areas of Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster.  Net proceeds from any disposition will be reinvested in high-impact long term growth initiatives such as Provident’s Pekisko and Dixonville oil plays as well as key growth projects in the Midstream business unit.  In the short term, sale proceeds will be applied to Provident’s revolving term credit facility.

Net loss

Consolidated	Three months ended June 30,			Six months ended June 30,
($ 000s, except per unit data)	2009	2008	% Change	2009	2008	% Change

Net loss	$(80,061)	$(184,081)	(57)	$(120,345)	$(150,465)	(20)
Per weighted average unit – basic (1) and diluted (2)	$(0.31)	$(0.72)	(57)	$(0.46)	$(0.59)	(22)
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

Net loss for the second quarter of 2009 was $80.1 million compared to $184.1 million in the comparable 2008 quarter.  The improvement in net loss is primarily due to a $319.0 million decrease in the unrealized loss on financial derivative instruments and lower interest expense.  The impact of the net loss also incorporates a $121.4 million, or 68 percent, decrease in earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA), a reduction in future tax recoveries and income from discontinued operations in 2008 of $77.2 million.

The Upstream business reported a net loss of $29.9 million for the second quarter of 2009, compared to the 2008 second quarter net income of $28.9 million.  The decrease in net income was mainly due to lower EBITDA primarily driven by a 44 percent decrease in realized crude oil prices and a 66 percent decrease in realized natural gas prices as well as a 15 percent decline in production.  Compared to the first quarter of 2009, Provident Upstream EBITDA has improved by $8.0 million or 32 percent as crude oil prices have recovered.

Provident Enenergy 2009 Second Quarter Results

The Midstream business reported a net loss of $50.2 million in the second quarter of 2009 compared to a $290.2 million net loss in the second quarter of 2008.  The improvement over the prior period was primarily due to a $304.2 million decrease in the unrealized loss on financial derivative instruments and lower interest expense.  The impact of the net loss also includes a $37.4 million decrease in EBITDA and a reduction in tax recoveries.

Provident’s net income figures are impacted by the requirement to “mark-to-market” all unrealized gains and losses associated with financial derivative instruments at a point in time and report these against current period income.  Because Provident’s commodity price risk management program extends up to five years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure.  A reconciliation between EBITDA and loss from continuing operations before taxes follows:

	Three months ended June 30,			Six months ended June 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change

EBITDA	$57,530	$178,901	(68)	$152,576	$330,236	(54)
Adjusted for:
Cash interest	(6,760)	(13,727)	(51)	(15,130)	(29,176)	(48)
Unrealized loss on financial derivative instruments	(87,497)	(406,537)	(78)	(176,790)	(468,810)	(62)
Depletion, depreciation and accretion and other non-cash expenses	(86,605)	(91,487)	(5)	(159,023)	(166,477)	(4)
Loss from continuing operations before taxes	$(123,332)	$(332,850)	(63)	$(198,367)	$(334,227)	(41)

The following table reconciles funds flow from operations with cash provided by operating activities and distributions to unitholders:

Reconciliation of funds flow from operations to distributions	Three months ended June 30,			Six months ended June 30,
($ 000s, except per unit data)	2009	2008	% Change	2009	2008	% Change

Cash provided by operating activities	$54,107	$46,473	16	$186,775	$347,326	(46)
Change in non-cash operating working capital	(6,801)	193,913	-	(58,162)	71,753	-
Site restoration expenditures	1,210	1,101	10	4,184	2,638	59
Funds flow from operations	48,516	241,487	(80)	132,797	421,717	(69)
Distributions to non-controlling interests	-	(26,568)	(100)	-	(51,433)	(100)
Cash retained for financing and investing activities	(1,504)	(123,257)	(99)	(31,274)	(187,505)	(83)
Distributions to unitholders	47,012	91,662	(49)	101,523	182,779	(44)
Accumulated cash distributions, beginning of period	1,666,979	1,351,294	23	1,612,468	1,260,177	28
Accumulated cash distributions, end of period	$1,713,991	$1,442,956	19	$1,713,991	$1,442,956	19
Cash distributions per unit	$0.18	$0.36	(50)	$0.39	$0.72	(46)

Provident Enenergy 2009 Second Quarter Results

Taxes

	Three months ended June 30,			Six months ended June 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change

Capital tax expense	$1,374	$1,210	14	$1,692	$1,692	-
Current tax expense (recovery)	926	(1,211)	-	3,047	3,824	(20)
Future income tax recovery	(45,571)	(71,554)	(36)	(82,761)	(103,555)	(20)
	$(43,271)	$(71,555)	(40)	$(78,022)	$(98,039)	(20)

The current tax expense of $0.9 million in the second quarter of 2009 compares to a recovery of $1.2 million in the second quarter of 2008.  The increase in current taxes was due to higher income subject to tax in the midstream operations.  For the six months ended June 30, 2009, current tax expense was a $3.0 million, compared to $3.8 million in 2008.

The 2009 second quarter future income tax recovery of $45.6 million compares to $71.6 million in the second quarter of 2008.  For the six months ended June 30, 2009, future income tax recovery was $82.8 million compared to $103.5 million in 2008.  The recoveries are primarily a result of unrealized losses on financial derivative instruments and non-capital losses created in the Trust’s subsidiaries as a result of interest and royalties charged by the Trust to its subsidiaries.

Interest expense

Continuing operations	Three months ended June 30,			Six months ended June 30,
($ 000s, except as noted)	2009	2008	% Change	2009	2008	% Change

Interest on bank debt	$2,212	$10,834	(80)	$6,034	$23,393	(74)
Interest on convertible debentures	4,548	4,984	(9)	9,096	9,968	(9)
Discontinued operations portion	-	(2,091)	(100)	-	(4,185)	(100)
Total cash interest	$6,760	$13,727	(51)	$15,130	$29,176	(48)
						`
Weighted average interest rate on all long-term debt	3.4%	5.1%	(33)	3.8%	5.4%	(30)
Debenture accretion and other non-cash interest expense	1,287	1,106	16	2,621	2,312	13
Total interest expense	$8,047	$14,833	(46)	$17,751	$31,488	(44)

Interest on bank debt decreased in 2009 compared to 2008 due to significantly lower debt levels and lower market interest rates.

During the second quarter of 2009, Provident executed interest rate swap agreements to May, 2011 that effectively fix the underlying component of the interest rate that is based on Canadian Bankers Acceptance (BA) CDOR rate on $250 million of outstanding bank debt (see “Commodity price risk management program”).

Commodity price risk management program

Provident’s commodity price risk management program utilizes derivative instruments to provide protection against lower commodity prices and margins.  The program reduces exposure to downside commodity price volatility and provides support for cash distributions, bank lending capacity, capital programs and acquisition and project economics.  The program protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment.  For the Midstream business unit the program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin.  The Program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

Provident Enenergy 2009 Second Quarter Results

The commodity price derivative instruments the Trust uses include puts, calls, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  Market conditions have not provided sufficient or adequate opportunity to directly manage propane, butane and condensate prices over the longer term.  Prices for propane, butane and condensate historically have correlated with prices for crude oil.  As a consequence, Provident has entered into natural gas, crude oil and foreign exchange financial derivative contracts through March 2013 in order to protect operating margins in the Midstream business.  Short term financial derivative instruments directly fixing propane, butane, natural gasoline and electricity prices have also been executed.

Activity in the Second Quarter

A summary of Provident’s risk management contracts executed during the second quarter of 2009 is contained in the following tables:

COGP
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2009	Natural Gas	9,500	Gjpd	Puts Cdn $5.00 per gj (3)	November 1 - December 31

2010	Natural Gas	9,500	Gjpd	Puts Cdn $5.00 per gj (3)	January 1 - December 31
	Crude Oil	1,200	Bpd	Puts US $60.00 per bbl (5)	January 1 - December 31
	Foreign Exchange			Sell US $1,691,667 per month @ 1.115 (11)	January 1 - December 31

Midstream
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2009	Natural Gas	(4,600)	Gjpd	Cdn $5.13 per gj	July 1 - December 31
	Crude Oil	(1,182)	Bpd	US $66.31 per bbl (9)	July 1 - September 30
		135	Bpd	Cdn $72.55 per bbl	July 1 - December 31
	Propane	1,288	Bpd	US $0.75 per gallon (6) (9)	July 1 - September 30
		978	Bpd	US $0.80 per gallon (6) (10)	July 1 - September 30
		1,304	Bpd	US $0.90 per gallon (6) (10)	October 1 - December 31
		875	Bpd	US $0.75 per gallon (7)	July 1 - December 31
	Normal Butane	489	Bpd	US $1.126 per gallon (8) (9)	July 1 - September 30
	Foreign Exchange			Sell US $842,625 per month @ 1.1578 (11)	July 1 - December 31

2010	Natural Gas	(4,600)	Gjpd	Cdn $5.13 per gj	January 1 - March 31
	Crude Oil	135	Bpd	Cdn $72.55 per bbl	January 1 - March 31
	Propane	875	Bpd	US $0.75 per gallon (7)	January 1 - March 31
	Foreign Exchange			Sell US $826,875 per month @ 1.1578 (11)	January 1 - March 31

Corporate
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

	Interest Rate	$ 200,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.1885% (12)	May 8, 2009 - May 31, 2011
		$ 50,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.1950% (13)	June 8, 2009 - May 31, 2011
(1) The above table represents a number of transactions entered into over the second quarter 2009.
(2) Natural gas contracts are settled agains AECO monthly index.
(3) Natural gas put options provide a "floor" price for the gas quantites contracted. Floor price is strike less premium. Provident receives market price above the "floor".
(4) Crude Oil contracts are settled against NYMEX WTI calendar average.
(5) Crude Oil put options provide a "floor" price for the oil quantites contracted. Floor price is strike less premium. Provident receives market price above the "floor".
(6) Propane contracts are settled against Belvieu C3 TET.
(7) Propane contracts are settled against Conway In-Well C3.
(8) Normal Butane contracts are settled against Belvieu NC4 TET.
(9) Conversion of Crude Oil BTU contracts to liquids.
(10) Midstream inventory price stabilization contracts.
(11)  US Dollar forward contracts are settled against the Bank of Canada noon rate average.  Selling notional US dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar WTI price.

(12) Interest rate forward contract settles quarterly against 1M CAD BA CDOR interest rate.
(13) Interest rate forward contract settles quarterly against 3M CAD BA CDOR interest rate.

Provident Enenergy 2009 Second Quarter Results

A summary of all of Provident’s derivative contracts in place at June 30, 2009 is available on Provident’s website at www.providentenergy.com/bus/riskmanagement/commodity.cfm.

Settlement of financial derivative contracts

The following is a summary of the net funds flow from operations to settle financial derivative contracts during the second quarter and first six months of 2009.  For comparative purposes the 2008 amounts are also summarized.

(i)   Provident Upstream

a)	Crude oil

For the quarter ended June 30, 2009, Provident received $1.5 million (2008 – paid $7.3 million) to settle various crude oil market based contracts and related foreign exchange contracts, with an aggregate volume of 0.2 million barrels (2008 – 0.4 million barrels).

For the six months ended June 30, 2009, Provident received $7.3 million (2008 – paid $11.2 million) to settle various crude oil market based contracts and related foreign exchange contracts, with an aggregate volume of 0.5 million barrels (2008 – 0.8 million barrels).

It is estimated that if all contracts in place had been settled at June 30, 2009 an opportunity cost of $2.2 million (June 30, 2008 – $41.3 million) would have been realized.

b)	Natural Gas

For the quarter ended June 30, 2009, Provident received $1.5 million (2008 – paid $2.0 million) to settle various natural gas market based contracts on an aggregate volume of 1.2 million gj’s (2008 – 2.7 million gj’s).

For the six months ended June 30, 2009, Provident received $5.0 million (2008 – paid $1.0 million) to settle various natural gas market based contracts on an aggregate volume of 2.7 million gj’s (2008 – 6.3 million gj’s).

 It is estimated that if contracts in place had been settled at June 30, 2009 a gain of $1.4 million (June 30, 2008 – opportunity cost $10.0 million) would have been realized.

Provident Enenergy 2009 Second Quarter Results

(ii)  Provident Midstream

For the quarter ended June 30, 2009 Provident received $9.9 million (2008 – paid $55.4 million) to settle Midstream crude oil market based contracts on net volume of 1.0 million barrels (2008 – 1.2 million barrels) and paid $26.6 million (2008 – received $3.3 million) to settle Midstream natural gas market based contracts on net volume of 5.7 million gj’s (2008 – 6.6 million gj’s).  In addition, for the second quarter of 2009, Provident paid $0.3 million (2008 – $3.2 million) to settle Midstream NGL market based contracts on net volume of 0.1 barrels (2008 – 0.1 million barrels).

For the six months ended June 30, 2009, Provident received $35.4 million (2008 – paid $69.8 million) to settle Midstream crude oil market based contracts on net volume of 2.2 million barrels (2008 – 1.4 million barrels) and paid $43.9 million (2008 – $7.7 million) to settle Midstream natural gas market based contracts on an aggregate volume of 11.4 million gj’s (2008 – 13.4 million gj’s).  In addition, Provident received $5.5 million (2008 – paid $8.6 million) to settle Midstream NGL market based contracts on net volume of 0.2 million barrels (2008 – 2.0 million barrels).

For the quarter ended June 30, 2009, Provident also paid $1.3 million (2008 – received $2.7 million) to settle midstream-related foreign exchange contracts, and paid $0.5 million (2008 – received $1.4 million) to settle various electricity-based contracts.  For the six months ended June 30, 2009, Provident paid $4.3 million (2008 – received $5.5 million) to settle midstream-related foreign exchange contracts, and paid $0.7 million (2008 – received $1.4 million) to settle various electricity-based contracts.

It is estimated that if contracts in place had been settled at June 30, 2009 an opportunity cost of $230.2 million (June 30, 2008 – $692.7 million) would have been incurred.  These unrealized “mark-to-market” opportunity costs relate to positions with effective periods ranging from July 1, 2009 through, March 31, 2013 and are required to be recognized in the financial statements under generally accepted accounting principles.  These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins.  Fluctuations in the market value of these instruments have no impact on funds flow from operations until the instrument is settled.

(iii) Corporate

a)	Foreign exchange contracts

For the quarter and six months ended June 30, 2009 Provident received $0.1 million to settle various corporate-related foreign exchange contracts (2008 - nil).  Realized gains and losses on corporate-related foreign exchange contracts are included in foreign exchange loss (gain) and other on the consolidated statement of operations and are allocated to the reporting segments for segmented reporting purposes.  The estimated value of contracts in place if settled at foreign exchange rates at June 30, 2009 would have resulted in an opportunity gain of nil (June 30, 2008 - $0.1 million).

b)	Interest rate swaps

For the quarter and six months ended June 30, 2009 Provident paid $0.1 million (2008 - $0.1 million) to settle various interest rate based contracts.  Realized gains and losses on corporate-related interest rate contracts are included in realized (loss) gain on financial derivative instruments on the consolidated statement of operations and are allocated to the reporting segments for segmented reporting purposes.  The estimated value of contracts in place if settled at June 30, 2009 would have resulted in an opportunity cost of $0.5 million (June 30, 2008 – nil).

Provident Enenergy 2009 Second Quarter Results

Liquidity and capital resources

Consolidated
($ 000s)	June 30, 2009	December 31, 2008	% Change

Long-term debt - revolving term credit facility	$511,244	$504,685	1
Long-term debt - convertible debentures (including current portion)	263,388	260,994	1
Working capital surplus (1)	(4,976)	(39,041)	(87)
Net debt	$769,656	$726,638	6

Unitholders' equity (at book value)	1,428,557	1,636,347	(13)
Total capitalization at book value	$2,198,213	$2,362,985	(7)

Total net debt as a percentage of total book value capitalization	35%	31%	13
(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As a result of the weakening of the global economy, oil and gas industry participants, including Provident, are experiencing more restricted access to capital and anticipate increased borrowing costs.  Although Provident’s business and asset base have not changed, risk premiums have increased.  Management believes that cash flows from operating activities and availability under existing bank facilities will be adequate to allow Provident to continue with its 2009 capital program.  However, these issues will affect Provident as it reviews financing alternatives for future capital expenditures and potential acquisition opportunities in the current lower commodity price environment.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Long-term debt and working capital

As at June 30, 2009 Provident had drawn on 45 percent of its Canadian term credit facility of $1.125 billion.  This compares to 45 percent drawn as at December 31, 2008.

At June 30, 2009 Provident had $24.7 million in letters of credit outstanding (December 31, 2008 - $35.2 million) that guarantee Provident’s performance under certain commercial and other contracts, increasing bank line utilization to 48 percent.

Based on the terms and conditions of the credit facility, Provident will have access to approximately $1.0 billion of the total facility in the third quarter of 2009.  The borrowing potential of the facility is limited to a multiple of trailing twelve month midstream EBITDA.  The borrowing capacity of the term credit facility is re-measured quarterly.

Provident’s working capital from continuing operations decreased by $142.6 million as at June 30, 2009 relative to December 31, 2008.  This amount includes a $3.7 million decrease in cash, a $77.4 million decrease in accounts receivable, a $7.4 million decrease in inventory, and a $108.4 million increase in the current portion of financial derivative instruments, partially offset by a $48.5 million decrease in accounts payable and accrued liabilities and a $6.4 million decrease in cash distribution payable.

Provident Enenergy 2009 Second Quarter Results

The ratio of net debt (as calculated under “Liquidity and capital resources”) to funds flow from continuing operations for the twelve months ended June 30, 2009 was 2.2 to one, as compared to annual 2008 net debt to funds flow from continuing operations of 1.4 to one.  On a segmented basis, using allocated debt balances as disclosed in note 11 to the interim consolidated financial statements, the Provident Upstream business had a ratio of net debt to funds flow from operations for the twelve months ended June 30, 2009 of 1.1 to one (2008 – 0.7 to one).  The ratio for the Provident Midstream business unit was 3.7 to one, compared to 2.7 to one in 2008.

Trust units

Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 1.2 million units were elected in the second quarter and were issued or are to be issued representing proceeds of $6.4 million (2008 – 1.3 million units for proceeds of $14.5 million).

At June 30, 2009, management and directors held less than one percent of the outstanding units.

Capital related expenditures and funding

Continuing operations	Three months ended June 30,			Six months ended June 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change
Capital related expenditures
Capital expenditures	$(26,548)	$(34,210)	(22)	$(83,054)	$(118,792)	(30)
Site restoration expenditures	(1,210)	(1,101)	10	(4,184)	(2,638)	59
Property acquisitions, net	(119)	(10,432)	(99)	(493)	(19,451)	(97)
Net capital related expenditures	$(27,877)	$(45,743)	(39)	$(87,731)	$(140,881)	(38)

Funded by
Funds flow from continuing operations net of declared distributions to unitholders	$1,504	$73,808	(98)	$31,274	$113,085	(72)
Increase (decrease) in long-term debt	15,194	(264,011)	-	6,333	(298,576)	-
Issue of trust units, net of cost; excluding DRIP	-	1,197	(100)	-	1,204	(100)
DRIP proceeds	6,394	14,484	(56)	14,034	28,674	(51)
Change in working capital, including cash, sale of assets and change in investments	4,785	220,265	(98)	36,090	296,494	(88)
Net capital related expenditure funding	$27,877	$45,743	(39)	$87,731	$140,881	(38)

Provident has funded its net capital expenditures with cash flow from operations and long-term debt.

Unit based compensation

Provident made payments in respect of unit based compensation of $3.0 million in the second quarter of 2009 (2008 – nil), of which $0.1 million is included in cash general and administrative expense and $2.9 million is included in strategic review and restructuring expenses.  Typically, cash payments are made annually for these programs in the first quarter of each year, however due to the conclusion of Provident’s strategic review, a payment was made relating to staff reductions.  At June 30, 2009, the current portion of the liability totaled $7.6 million (December 31, 2008 - $9.4 million) and the long-term portion totaled $6.4 million (December 31, 2008 - $8.6 million).

Unit based compensation includes expenses associated with Provident’s restricted and performance unit plan.  Unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  Provident recorded unit based compensation expense of $6.9 million for the quarter ended June 30, 2009 (2008 - $4.9 million), $2.9 million included in strategic review and restructuring expenses, $3.8 million in general and administrative expense and $0.2 million included in production, operating and maintenance expense.  The expense is higher in the second quarter of 2009 compared to the second quarter of 2008 due to an increase in the trading price of Provident trust units from March 31, 2009 to June 30, 2009.  In the second quarter of 2009, the number of outstanding units was reduced due to staff reductions, however the comparable 2008 period has a similar reduction due to a reduction in the multiplier of one of the PTU grants.  For the six months ended June 30, 2009, Provident recorded unit based compensation

Provident Enenergy 2009 Second Quarter Results

expense of $7.6 million (2008 - $10.2 million) and related cash payments of $11.2 million (2008 - $8.3 million), of which $2.9 million is included in strategic review and restructuring expenses.

Strategic review and restructuring expenses

The strategic review process was announced in February of 2008 with the objectives of optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident’s component businesses and optimizing structure in response to the federal government decision to tax income trusts beginning in 2011.  During this review, it was determined that the sale of the United States oil and natural gas production (USOGP) business was an important step in the process.  Following the sale of USOGP, management and the board of directors evaluated the complete spectrum of strategic options available for Provident’s remaining Canadian oil and gas production (Provident Upstream) and midstream (Provident Midstream) business units.  After an extensive review, it was determined that in the context of the current macroeconomic environment (characterized by low commodity prices and volatility in both equity and debt markets), it is in the best interest of unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.

In the second quarter of 2009, Provident completed an internal reorganization to improve the efficiency and competitiveness of the businesses.  The internal reorganization is designed to improve the focus of each business unit, improve management’s line of sight to the key performance measures in each business, and reduce general and administrative costs.  The reorganization resulted in staff reductions at all levels of the organization, including senior management.  In the second quarter of 2009, costs of $9.5 million (2008 - $0.3 million) were incurred as a result of the strategic review and this reorganization.  For the six months ended June 30, 2009, strategic review and restructuring costs were $9.7 million (2008 - $0.7 million).  The costs are comprised primarily of severance, consulting and legal costs.

Subsequent events

Upstream asset disposition

In August of 2009, Provident has initiated a process to sell certain oil and natural gas production assets represented by the operating areas of Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster.  During the second quarter of 2009 these assets produced 6,320 boed, consisting of approximately 84 percent crude oil and 16 percent natural gas.  Proved plus probable oil and natural gas reserves included in this disposition package totalled 15 million barrels of oil equivalent as of June 30, 2009.  Net disposition proceeds will be reinvested in high-impact long term growth initiatives such as Provident’s Pekisko and Dixonville oil plays as well as growth projects in the Midstream business unit.  In the short term, the sale proceeds will be applied to Provident’s revolving term credit facility.

Midstream asset acquisition

On August 12, 2009, Provident reached an agreement to purchase an additional 6.15 percent interest in the Sarnia fractionation and storage facility for an immediate cash payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010. This will increase Provident’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East system by approximately 7,400 bpd. This acquisition immediately replaces the 6,000 bpd of formerly leased capacity at Sarnia that expired on April 1, 2009. As a result of this transaction, Provident will defer construction of its previously announced depropanizer facility in Michigan.

Provident Enenergy 2009 Second Quarter Results

Provident Upstream segment review

Crude oil and natural gas liquids price

The following prices are net of transportation expense.

Provident Upstream	Three months ended June 30,			Six months ended June 30,
($ per bbl)	2009	2008	% Change	2009	2008	% Change
Oil per barrel
WTI (US$)	$59.62	$123.98	(52)	$51.35	$110.94	(54)
Exchange rate (from US$ to Cdn$)	$1.17	$1.01	16	$1.21	$1.01	20
WTI expressed in Cdn$	$69.58	$125.22	(44)	$61.94	$111.72	(45)

Realized pricing before financial derivative instruments
Crude oil	$59.03	$105.13	(44)	$47.33	$90.22	(48)
Natural gas liquids	$38.14	$94.59	(60)	$39.65	$83.15	(52)
Crude oil and natural gas liquids	$56.96	$104.22	(45)	$46.58	$89.57	(48)
In the second quarter of 2009, Provident Upstream’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, decreased by 45 percent to $56.96 per barrel compared to $104.22 in the second quarter of 2008.  The 2009 decrease reflects a 52 percent decrease in $US WTI crude oil price, partially offset by a stronger U.S. dollar.  When compared to the first quarter of 2009, Provident Upstream’s realized crude oil and natural gas liquids price has increased by 55 percent due to an improvement in $US WTI crude oil price.

Natural gas price

The following prices are net of transportation expense.

Provident Upstream	Three months ended June 30,			Six months ended June 30,
($ per mcf)	2009	2008	% Change	2009	2008	% Change

AECO monthly index (Cdn$ per mcf)	$3.66	$9.35	(61)	$4.64	$8.24	(44)
Corporate natural gas price per mcf before financial derivative instruments (Cdn$)	$3.40	$9.98	(66)	$4.08	$8.81	(54)

Provident Upstream’s second quarter 2009 realized natural gas price, before financial derivative instruments, decreased 66 percent as compared to the second quarter of 2008.  Provident sells to the market on daily and monthly indices and markets to aggregators, receiving prices which are based on the heat content of the natural gas.  Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Production

Provident Upstream	Three months ended June 30,			Six months ended June 30,
	2009	2008	% Change	2009	2008	% Change
Daily production
Crude oil (bpd)	10,035	12,494	(20)	10,371	12,390	(16)
Natural gas liquids (bpd)	1,105	1,178	(6)	1,121	1,243	(10)
Natural gas (mcfd)	75,735	86,130	(12)	75,996	85,050	(11)
Oil equivalent (boed) (1)	23,763	28,027	(15)	24,158	27,808	(13)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Second quarter 2009 production decreased 15 percent to 23,763 boed compared to 28,027 boed in the comparable 2008 quarter.  Production is lower compared to the second quarter of 2008 primarily due to natural declines.  In Southeast Saskatchewan, declines on a quarter over quarter basis reflect the horizontal drilling success in 2008 on the Triwest acquired lands.  As is typical with horizontal oil wells the early stage production declines at a much higher rate than the longer term producing wells in the area.  This combined with reduced capital spending has resulted in production being 20 percent less than the same period in 2008.

Provident Enenergy 2009 Second Quarter Results

Production for the six months ended June 30, 2009 reflects first quarter turnarounds that resulted in production downtime, and constrained production related to a third-party gas pipeline outage at the end of December, 2008.  In addition, a significant portion of capital incurred in the last year was spent on Northwest Alberta facilities and pipelines for the emerging Pekisko resource play and on Dixonville’s field waterflood program.  These longer term plays do not result in immediate production gains to offset the natural production declines but are key to position Provident Upstream for future growth.  Production for the second quarter of 2009 was weighted 53 percent natural gas and 47 percent crude oil and natural gas liquids, compared to the second quarter of 2008 weighted 51 percent natural gas and 49 percent crude oil and natural gas liquids reflecting Provident’s continued balanced production mix.

Provident’s Upstream production summarized by core areas is as follows:

	Three months ended June 30,			Six months ended June 30,
Provident Upstream	2009	2008	% Change	2009	2008	% Change
Daily Production - by area (boed) (1)
West Central Alberta	5,511	6,275	(12)	5,581	6,433	(13)
Southern Alberta	4,604	4,868	(5)	4,623	4,805	(4)
Northwest Alberta	4,290	4,925	(13)	4,269	4,783	(11)
Dixonville	3,038	3,548	(14)	3,251	3,725	(13)
Southeast Saskatchewan	2,680	3,345	(20)	2,695	3,226	(16)
Southwest Saskatchewan	966	1,353	(29)	982	1,408	(30)
Lloydminster	2,674	3,713	(28)	2,757	3,428	(20)
	23,763	28,027	(15)	24,158	27,808	(13)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Enenergy 2009 Second Quarter Results

Revenue and royalties

Provident Upstream	Three months ended June 30,			Six months ended June 30,
($ 000s except per boe and mcf data)	2009	2008	% Change	2009	2008	% Change

Oil
Revenue	$53,911	$119,525	(55)	$88,837	$203,448	(56)
Realized (loss) gain on financial derivative instruments	1,434	(7,333)	-	7,293	(11,262)	-
Royalties	(8,488)	(22,721)	(63)	(14,984)	(37,794)	(60)
Net revenue	$46,857	$89,471	(48)	$81,146	$154,392	(47)
Net revenue (per barrel)	$51.31	$78.69	(35)	$43.23	$68.47	(37)
Royalties as a percentage of revenue	15.7%	19.0%		16.9%	18.6%

Natural gas
Revenue	$23,448	$78,198	(70)	$56,078	$136,350	(59)
Realized (loss) gain on financial derivative instruments	1,533	(1,921)	-	5,014	(966)	-
Royalties	1,456	(13,506)	-	(3,378)	(24,790)	(86)
Net revenue	$26,437	$62,771	(58)	$57,714	$110,594	(48)
Net revenue (per mcf)	$3.84	$8.01	(52)	$4.20	$7.14	(41)
Royalties as a percentage of revenue	(6.2%)	17.3%		6.0%	18.2%

Natural gas liquids
Revenue	$3,835	$10,139	(62)	$8,046	$18,806	(57)
Royalties	(1,431)	(2,459)	(42)	(2,458)	(4,699)	(48)
Net revenue	$2,404	$7,680	(69)	$5,588	$14,107	(60)
Net revenue (per barrel)	$23.91	$71.64	(67)	$27.54	$62.38	(56)
Royalties as a percentage of revenue	37.3%	24.2%		30.5%	25.0%

Total
Revenue	$81,194	$207,862	(61)	$152,961	$358,604	(57)
Realized (loss) gain on financial derivative instruments	2,967	(9,254)	-	12,307	(12,228)	-
Royalties	(8,463)	(38,686)	(78)	(20,820)	(67,283)	(69)
Net revenue	$75,698	$159,922	(53)	$144,448	$279,093	(48)
Net revenue (per boe)	$35.01	$62.70	(44)	$33.03	$55.15	(40)
Royalties as a percentage of revenue	10.4%	18.6%		13.6%	18.8%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses and the realized gain (loss) on financial derivative instruments excludes the impact of interest rate swap gains/losses allocated to Provident Upstream.

Quarter over quarter, 2009 Provident Upstream net revenue decreased by 53 percent to $75.7 million and, on a per barrel oil equivalent basis, decreased by 44 percent to $35.01.  The net revenue decrease reflects significantly lower realized commodity prices and a decrease in production partially offset by a $3.0 million realized gain related to the commodity price risk management program.  On a boe basis, this program contributed $1.37 per boe in the second quarter of 2009 ($2.81 per boe year-to-date).  Royalties, which are price sensitive and affected by production levels, decreased as a percentage of revenue in the second quarter of 2009, compared to the second quarter in 2008 due to significantly lower prices, lower production and adjustments to reductions allowed in computing natural gas crown royalties in Alberta.   The adjustments to the natural gas crown royalties recognized the 2008 capital spending on natural gas facilities in Alberta and resulted in a recovery of $3.0 million of gas crown royalties in the second quarter of 2009, and will benefit the effective Alberta natural gas crown royalty rate going forward.  For the six months ended June 30, 2009, net revenue per boe was $33.03 or 40 percent below $55.15 in the same period of 2008.  These results reflect the lower commodity price environment.

Provident Enenergy 2009 Second Quarter Results

Production expenses

Provident Upstream	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe data)	2009	2008	% Change	2009	2008	% Change

Production expenses	$31,909	$35,558	(10)	$63,430	$65,934	(4)
Production expenses (per boe)	$14.76	$13.94	6	$14.51	$13.03	11

Second quarter 2009 production expenses decreased 10 percent to $31.9 million from $35.6 million in the comparable 2008 quarter.  The decrease was primarily due to a 15 percent decrease in production, lower turnaround, maintenance and hauling costs from reduced activities and realized lower fuel and power costs in a lower commodity price environment.  On a per boe basis, production expenses increased six percent to $14.76 per boe compared to $13.94 per boe in the second quarter of 2008.  The per boe increase was mainly due to fixed production costs allocated over less production.

Year-to-date production expenses decreased four percent to $63.4 million from $65.9 million in 2008.  On a boe basis the 11 percent increase in costs to $14.51 per boe also reflects fixed production costs allocated over less production.

Operating netback

Provident Upstream	Three months ended June 30,			Six months ended June 30,
($ per boe)	2009	2008	% Change	2009	2008	% Change
Netback per boe
Gross production revenue	$37.55	$81.50	(54)	$34.98	$70.86	(51)
Royalties	(3.91)	(15.17)	(74)	(4.76)	(13.29)	(64)
Operating costs	(14.76)	(13.94)	6	(14.51)	(13.03)	11
Field operating netback	18.88	52.39	(64)	15.71	44.54	(65)
Realized (loss) gain on financial derivative instruments	1.37	(3.63)	-	2.81	(2.42)	-
Operating netback after realized financial derivative instruments	$20.25	$48.76	(58)	$18.52	$42.12	(56)

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

Second quarter 2009 field operating netback decreased 64 percent to $18.88 per boe from $52.39 per boe in the comparable 2008 quarter.  On a year-to-date basis, field operating netbacks have decreased significantly by 65 percent to $15.71 per boe from $44.54 per boe reflecting the decrease in realized commodity prices for all products.

Realized financial derivative instruments contributed $1.37 per boe to operating netbacks in the quarter and $2.81 per boe in the first six months of 2009.  This compared to a 2008 second quarter loss of $3.63 per boe and a loss of $2.42 per boe for the six months ended June 30, 2008.  The realized gains in 2009 and the losses in 2008 reflect the significant change in the commodity price environment over the respective periods.

General and administrative

Provident Upstream	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe data)	2009	2008	% Change	2009	2008	% Change

Cash general and administrative	$6,860	$7,664	(10)	$19,725	$19,421	2
Non-cash unit based compensation	1,816	2,550	(29)	(1,702)	805	-
	$8,676	$10,214	(15)	$18,023	$20,226	(11)

Cash general and administrative (per boe)	$3.17	$3.00	6	$4.51	$3.84	17

Second quarter 2009 Provident Upstream cash general and administrative expenses decreased 10 percent to $6.9 million compared to $7.7 million in the second quarter of 2008.  The decrease in cash general and administrative expenses reflects staff reductions and cost cutting measures implemented within the organization.

Provident Enenergy 2009 Second Quarter Results

For the six months ended June 30, 2009 Provident Upstream cash general and administrative expenses increased two percent to $19.7 million (2008 - $19.4 million).  The increase was due to higher office related expenses, particularly rent, offset by staff reductions and cost cutting measures implemented within the organization.

For the six months ended for both years, cash general and administrative expense is also burdened with the annual  Provident Upstream long term incentive plan payment that is paid in cash typically in the first quarter of each year (2009 -$3.9 million; 2008 - $4.5 million).

Non-cash unit based compensation for Provident Upstream was an expense of $1.8 million in the second quarter of 2009 compared to $2.6 million in the second quarter of 2008.  The decrease in the second quarter of 2009 reflected a reduced expense associated with staff reductions.  For the six months ended June 30, 2009 non-cash unit based compensation was a recovery of $1.7 million compared to an expense of $0.8 million for the same period in 2008.  Payment of unit based compensation is recorded as cash general and administrative expense with an offsetting reduction in non-cash unit based compensation.  Excluding this payment, Provident Upstream non-cash unit based compensation was $2.2 million for the six months ended June 30, 2009 (2008 - $5.3 million).  Non-cash unit based compensation to date in 2009 has been lower as a result of the reduced trading price of Provident trust units, upon which the compensation is based as well as the impact of staff reductions.

Capital expenditures

Provident Upstream	Three months ended June 30,		Six months ended June 30,
($ 000s)	2009	2008	2009	2008
Capital expenditures - by category
Geological, geophysical and land	$418	$721	$3,193	$3,703
Drilling and recompletions	9,770	19,596	38,662	80,284
Facilities and equipment	3,884	6,296	18,300	18,107
Office and other	35	1,878	468	5,555
Total additions	$14,107	$28,491	$60,623	$107,649

Capital expenditures - by area
West central Alberta	$1,366	$1,718	$3,560	$5,160
Southern Alberta	1,577	3,150	4,740	6,873
Northwest Alberta	1,051	5,420	32,679	40,961
Dixonville	6,815	11,046	9,770	30,741
Southeast Saskatchewan	2,097	1,990	6,952	9,328
Southwest Saskatchewan	113	851	690	2,892
Lloydminster	917	2,563	1,614	5,307
Other	171	1,753	618	6,387
Total additions	$14,107	$28,491	$60,623	$107,649

Property acquisitions, net	$119	$10,432	$493	$19,451

During the quarter Provident Upstream successfully executed its capital program throughout its core areas.  The Provident Upstream business unit spent $9.8 million relating to drilling and recompletion activities, with 100 percent success.  Capital activity was focused in Dixonville and Southeast Saskatchewan combining for 63 percent of the quarter’s capital program.  In Dixonville, Provident received regulatory approval to proceed with pilot project expansion and the first phase of the waterflood enhanced oil recovery program.  Provident’s capital spending in Dixonville in the second quarter of 2009 was primarily on converting existing wells for water injection and related facilities expansion and upgrades.  In Southeast Saskatchewan, $2.1 million was spent on light oil drilling and tie-in activities (1.6 net wells).  In Southern Alberta, $1.6 million was spent on successful joint venture optimization activities.  The $3.4 million of capital spent in the remaining core areas included drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.

For the six months ended June 30, 2009, Provident Upstream has spent $60.6 million on capital activities.  The focus of the 2009 capital program has been on long term development initiatives in Northwest Alberta and the waterflood program in Dixonville.  In the first half of 2009, $32.7 million has been spent in Northwest Alberta on facilities and equipment for the emerging Pekisko opportunity along with drilling 3.0 net wells.  The majority of these costs were

Provident Enenergy 2009 Second Quarter Results

incurred in the first quarter as part of the winter drilling program.  In the Dixonville core area, $9.8 million has been spent in the first half of 2009, the majority on converting existing wells for water injection and related facility expansion and upgrades.  In Southeast Saskatchewan, $7.0 million was spent on drilling and related tie-in costs resulting in the addition of 4.6 net wells.  The remaining $11.1 million was spent throughout the remaining core areas on drilling, completions, tie-ins, recompletions, facility upgrades and production optimization activities.

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Three months ended June 30,			Six months ended June 30,
($ 000s, except per boe data)	2009	2008	% Change	2009	2008	% Change

DD&A	$70,073	$75,423	(7)	$140,825	$147,925	(5)
DD&A (per boe)	$32.40	$29.57	10	$32.21	$29.23	10

Second quarter 2009 DD&A was down seven percent to $70.1 million compared to $75.4 million in the comparable 2008 quarter and on a year to date basis 2009 DD&A totaled $140.8 million down five percent from the $147.9 million in the comparable 2008 period.  The lower 2009 DD&A reflected reduced production volumes compared to the 2008 comparable periods partially offset by an increase in the per boe DD&A rate.  The per boe increase was primarily as a result of 2008 and 2009 expenditures on geological, geophysical, land and facilities on longer term projects at Dixonville and the Pekisko play in Northwest Alberta.  In the short term these expenditures add costs to depletable asset base without the addition of proved reserves.  The addition of proved reserves associated with these projects would have a favourable impact on the DD&A per boe rate.

In the second quarter of 2009 accretion expense associated with asset retirement obligations was $0.7 million compared to $0.8 million in the comparable period of 2008.  Year-to-date accretion expense was $1.5 million (2008 - $1.7 million).

Provident Enenergy 2009 Second Quarter Results

Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.  The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

Midstream business unit results can be summarized as follows:

	Three months ended June 30,			Six months ended June 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change

Empress East margin	$20,558	$48,059	(57)	$42,881	$114,539	(63)
Redwater West margin	21,182	60,063	(65)	52,936	100,351	(47)
Commercial Services margin	14,403	11,624	24	30,427	22,182	37
Gross operating margin	56,143	119,746	(53)	126,244	237,072	(47)
Realized (loss) gain on financial derivative instruments	(18,817)	(51,317)	(63)	(8,053)	(79,280)	(90)
Cash general and administrative expenses	(6,965)	(7,463)	(7)	(18,833)	(19,156)	(2)
Strategic review and restructuring expenses	(4,270)	(164)	2,504	(4,407)	(330)	1,235
Foreign exchange (loss) gain and other	(1,675)	967	-	(608)	(550)	11
Provident Midstream EBITDA	$24,416	$61,769	(60)	$94,343	$137,756	(32)

The performance of the Midstream business unit is closely tied to market prices for NGL products and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Midstream business reference prices	Three months ended June 30,			Six months ended June 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change

WTI (US$ per barrel)	$59.62	$123.98	(52)	$51.35	$110.94	(54)
Exchange rate (from US$ to Cdn$)	$1.17	$1.01	16	$1.21	$1.01	20
WTI expressed in Cdn$ per barrel	$69.58	$125.22	(44)	$61.94	$111.72	(45)

AECO monthly index (Cdn$ per gj)	$3.47	$8.86	(61)	$4.40	$7.81	(44)

Frac Spread Ratio (1)	20.1	14.1	43	14.1	14.3	(1)

Mont Belvieu Propane (US$ per US gallon)	$0.73	$1.70	(57)	$0.70	$1.58	(56)
Mont Belvieu Propane expressed as a percentage of WTI	51%	58%	(12)	57%	60%	(5)

Market Frac Spread in Cdn$ per barrel (2)	$26.29	$42.13	(38)	$21.80	$40.98	(47)
1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
2) Market frac spread is a per barrel margin which represents the difference between the selling prices of propane-plus and the input cost of the natural gas required to produce the respective NGL products. The market frac spread is determined using weighted average spot prices at Mont Belvieu for propane, butane, and condensate and the AECO monthly index price for natural gas.

Provident Enenergy 2009 Second Quarter Results

Gross operating margin

Midstream gross operating margin was $56.1 million in the second quarter of 2009.  The 53 percent decrease in margin compared to the second quarter of 2008 is primarily due to lower realized propane-plus selling prices and per unit margins which reflect the significant reduction in WTI crude oil prices and weaker petrochemical demand for NGL products. Reduced demand in the second quarter of 2009 has widened pricing differentials between NGL products and crude oil.  Mont Belvieu propane prices as a percent of WTI are trading at historically low levels, and averaged 51 percent during the second quarter of 2009 with a much lower WTI price compared to 58 percent in the second quarter of 2008 with a much higher WTI price.  The year-to-date margin was $126.2 million in 2009 compared to the year-to-date margin of $237.1 million in 2008.

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane, butane and condensate (collectively, these products are referred to as “propane-plus”) and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  Differentials between propane-plus and crude oil prices, as well as locational price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the business line operating margin.

In the second quarter of 2009, the gross operating margin for Empress East was $20.5 million (2008 - $48.1 million), a reduction of 57 percent.  Despite an increase in the frac spread ratio during the second quarter of 2009, per unit frac spreads narrowed relative to the prior year, highlighting the impacts of a lower commodity price environment and wider NGL product differentials to WTI. Operating margins were also negatively impacted by a 19 percent reduction in propane-plus sales volumes for the second quarter of 2009 compared to the same quarter in 2008.  Effective April 1, 2009, Provident’s lease for fractionation capacity at Sarnia expired, reducing processing capacity by 6,000 bpd and resulting in lower production and sales volumes.  The impact of the reduced Sarnia capacity has been partially mitigated through the installation of truck loading facilities at the outlet of the Provident Empress extraction plant which allows Empress production to be sold locally. In August 2009, Provident reached an agreement to purchase approximately 7,400 bpd of additional fractionation capacity at Sarnia. This purchase replaces the 6,000 bpd of expired leased fractionation capacity (see “Subsequent events”). The year-to-date margin was $42.9 million in 2009 compared to year-to-date margin of $114.5 million in 2008.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread has a smaller impact on margin than in the Empress East business line. This facility also has the largest and industry-leading rail-based condensate terminal in Western Canada which serves the heavy oil industry and its need for diluent.  Year over year, Provident has considerably increased its market presence through condensate marketing and third-party terminalling at Redwater, and has recently placed its first of three new 500,000 barrel storage caverns at Redwater into condensate service.  Income generated from the condensate terminal which relates to third-party terminalling and storage is included within the commercial services business line.

In the second quarter of 2009, the operating margin for Redwater West was $21.2 million (2008 - $60.1 million) a decrease of 65 percent.  The decrease in margin is primarily due to 51 percent lower selling prices resulting from the significant drop in crude oil prices and the decrease in propane-plus prices as a percentage of WTI.  Per unit margins generated by the condensate business were also lower reflecting timing delays in oilsands diluent demand, however

Provident Enenergy 2009 Second Quarter Results

condensate volumes at Redwater continued to be strong and are comparable to the prior year.  Cost of goods sold, on a per unit basis, for Redwater West was 51 percent lower than the second quarter of 2008 reflecting the market based pricing for the majority of this product.  Propane-plus volumes decreased by six percent compared to the second quarter of 2008 reflecting lower market demand for NGLs.  Year-to-date margin decreased to $52.9 million from $100.4 million in 2008.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, loading and unloading, and marketing services to upstream producers.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In the second quarter of 2009, the margin for this business line was $14.4 million (2008 - $11.6 million).  The 2009 second quarter operating margin is 24 percent higher than the second quarter of 2008 mostly due to increased fees associated with the offloading facility, specifically relating to the condensate business.  Year-to-date 2009, the commercial services margin was $30.4 million (2008 - $22.2 million).

Operations – Midstream NGL sales volumes

Midstream sold 102,799 bpd in the second quarter of 2009, down seven percent when compared with 110,826 bpd in the second quarter of 2008.  Year-to-date Midstream sold 122,126 bpd in 2009, down one percent when compared to sales of 123,573 bpd in 2008.  The reduction in volumes primarily represents the decrease in propane-plus volumes in both Empress East and Redwater West.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

Second quarter 2009 EBITDA decreased 60 percent to $24.4 million from $61.8 million in 2008 reflecting lower operating margins for the Empress East and Redwater West business lines, partially offset by a lower realized loss on financial derivative instruments.  The realized loss on financial derivative instruments was recognized in the second quarter of 2009 as a result of a widening of the frac spread ratio, compared to that originally contracted.  The reduction in the realized loss from the second quarter of 2008 reflects a lower market frac spread in the second quarter of 2009.  Year-to-date EBITDA decreased to $94.3 million from $137.8 million in 2008.  Funds flow from operations for the second quarter of 2009 was $18.5 million, a decrease of $34.1 million or 65 percent in comparison to the $52.6 million in the second quarter of 2008.  Year-to-date funds flow from operations decreased to $80.0 million from $111.9 million in 2008.  The decrease in funds flow from operations reflects the lower EBITDA, partially offset by a lower interest expense.

Management uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating funds flow from operations or operating profits for the period nor should it be viewed as an alternative to funds flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Capital expenditures

Midstream capital expenditures for the second quarter of 2009 totaled $12.4 million, and $22.4 million year-to-date.  In 2009, $19.2 million was spent primarily on continued development of cavern storage, the condensate offloading and terminalling facility and development of the Michigan depropanizer, $0.9 million was spent on sustaining capital requirements, $2.1 million was added to capitalized linefill and $0.2 million was spent on office related capital.

Provident Enenergy 2009 Second Quarter Results

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2009
January 23, 2009	February 13, 2009	$0.09	0.07
February 23, 2009	March 13, 2009	0.06	0.05
March 24, 2009	April 15, 2009	0.06	0.05
April 22, 2009	May 15, 2009	0.06	0.05
May 21, 2009	June 15, 2009	0.06	0.05
June 22, 2009	July 15, 2009	0.06	0.05
2009 Cash Distributions paid as declared		$0.39	0.32
2008 Cash Distributions paid as declared		1.38	1.29
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to June 30, 2009 – Distributions paid as declared		$14.16	10.92
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Foreign ownership

As at June 30, 2009, based on information received from the transfer agent and financial intermediaries, an estimated 85 percent of Provident’s outstanding trust units are held by non-residents.  However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt.  Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.   To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Change in accounting policies

International Financial Reporting Standards (IFRS)

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.

Provident Enenergy 2009 Second Quarter Results

Provident has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization and discussions with Provident’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to Provident’s senior management and to the Audit Committee of the Board of Directors.

Provident is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves established work teams to complete a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems has commenced.

During the implementation phase, Provident will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  At this time, the impact on the consolidated financial statements is not reasonably determinable.

For recent accounting pronouncements, see note 2 to interim consolidated financial statements.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets risk and the ability to finance future growth; and
•	the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions;

The oil and natural gas industry is subject to numerous risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;
•	government and regulatory risk in respect of royalty and income tax regimes;
•	changes in environmental regulations;
•	operational risks that may affect the quality and recoverability of reserves;
•	geological risk associated with accessing and recovering new quantities of reserves;
•	transportation risk in respect of the ability to transport oil and natural gas to market;
•	marketability of oil and natural gas;
•	the ability to attract and retain employees; and
•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage,

Provident Enenergy 2009 Second Quarter Results

terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;
•	exposure to commodity price fluctuations;
•	the ability to attract and retain employees;
•	regulatory intervention in determining processing fees and tariffs; and
•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;
•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;
•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on funds flow from operations available for distribution;
•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;
•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;
•	maintaining a low cost structure to maximize funds flow from operations and profitability;
•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;
•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units each quarter in the six months ended June 30, 2009 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2
TSE – PVE.UN (Cdn$)
High	$6.61	$6.50
Low	$2.90	$4.50
Close	$4.81	$5.82
Volume (000s)	21,878	22,810
NYSE – PVX (US$)
High	$5.60	$5.70
Low	$2.23	$3.55
Close	$3.72	$4.92
Volume (000s)	92,576	83,525

Provident Enenergy 2009 Second Quarter Results

Forward-looking information
This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Specifically, the “Outlook” section may contain forward-looking information which will be identified as such.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;

Provident Enenergy 2009 Second Quarter Results

•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition;
•	the Trust's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which the Trust operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Provident Enenergy 2009 Second Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2009
	First	Second	Year-to-
	Quarter	Quarter	Date
Financial - consolidated
Revenue	$470,769	$305,923	$776,692
Funds flow from continuing operations	$84,281	$48,516	$132,797
Funds flow from continuing operations per unit - basic and diluted	$0.32	$0.19	$0.51
Funds flow from discontinued operations	$-	$-	$-
Net loss	$(40,284)	$(80,061)	$(120,345)
Net loss per unit - basic and diluted	$(0.16)	$(0.31)	$(0.46)
Unitholder distributions	$54,511	$47,012	$101,523
Distributions per unit	$0.21	$0.18	$0.39

Provident Upstream
Cash revenue	$72,242	$78,883	$151,125
Earnings before interest, DD&A, taxes and other non-cash items	$25,119	$33,114	$58,233
Funds flow from operations	$22,827	$30,022	$52,849
Net loss	$(38,154)	$(29,885)	$(68,039)

Provident Midstream
Cash revenue	$487,820	$314,537	$802,357
Earnings before interest, DD&A, taxes and other non-cash items	$69,927	$24,416	$94,343
Funds flow from operations	$61,454	$18,494	$79,948
Net loss	$(2,130)	$(50,176)	$(52,306)

Operating
Oil and gas production
Crude oil (bpd)	10,710	10,035	10,371
Natural gas liquids (bpd)	1,138	1,105	1,121
Natural gas (mcfd)	76,260	75,735	75,996
Oil equivalent (boed)	24,558	23,763	24,158

Average selling price net of transportation expense (Cdn$)
Crude oil per bbl	$36.23	$59.03	$47.33
(before realized financial derivative instruments)
Crude oil per bbl	$42.31	$60.61	$51.21
(including realized financial derivative instruments)
Natural gas liquids per barrel	$41.13	$38.14	$39.65
Natural gas per mcf	$4.75	$3.40	$4.08
(before realized financial derivative instruments)
Natural gas per mcf	$5.26	$3.62	$4.44
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	122,126

Provident Enenergy 2009 Second Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2008
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from continuing operations	$130,394	$165,470	$139,979	$81,779	$517,622
Funds flow from continuing operations per unit - basic	$0.52	$0.65	$0.55	$0.32	$2.03
Funds flow from continuing operations per unit - diluted	$0.52	$0.65	$0.51	$0.32	$2.03
Funds flow from discontinued operations	$49,836	$76,017	$11,682	$-	$137,535
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38

Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$158,400	$101,437	$547,094
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$111,256	$49,757	$353,493
Funds flow from operations	$71,142	$112,869	$107,442	$47,187	$338,640
Net income (loss)	$9,591	$28,935	$76,881	$(421,457)	$(306,050)

Provident Midstream
Cash revenue	$641,673	$662,315	$652,753	$513,860	$2,470,601
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$37,339	$37,666	$212,761
Funds flow from operations	$59,252	$52,601	$32,537	$34,592	$178,982
Net income (loss)	$15,516	$(290,230)	$232,966	$359,166	$317,418

Operating
Oil and gas production (continuing operations)
Crude oil (bpd)	12,287	12,494	12,805	12,307	12,473
Natural gas liquids (bpd)	1,307	1,178	1,195	1,134	1,203
Natural gas (mcfd)	83,970	86,130	85,628	80,450	84,039
Oil equivalent (boed)	27,589	28,027	28,271	26,849	27,683

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$102.66	$47.33	$82.79
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$97.61	$52.71	$80.36
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$91.72	$47.64	$76.88
Natural gas per mcf	$7.61	$9.98	$8.60	$6.63	$8.23
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.45	$6.92	$8.23
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649

Provident Enenergy 2009 Second Quarter Results

Segmented information by quarter	2007
($ 000s except for per unit and operating amounts)
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$558,807	$463,995	$494,065	$521,648	$2,038,515
Funds flow from continuing operations	$85,814	$81,601	$79,493	$135,776	$382,684
Funds flow from continuing operations per unit - basic	$0.41	$0.38	$0.33	$0.55	$1.66
Funds flow from continuing operations per unit - diluted	$0.40	$0.38	$0.33	$0.55	$1.66
Funds flow from discontinued operations	$1,226	$16,902	$25,656	$41,787	$85,571
Net income (loss)	$43,093	$(46,199)	$(35,005)	$68,545	$30,434
Net income (loss) per unit - basic and diluted	$0.20	$(0.21)	$(0.14)	$0.28	$0.13
Unitholder distributions	$76,271	$80,236	$87,782	$89,063	$333,352
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$84,668	$90,028	$92,419	$101,746	$368,861
Earnings before interest, DD&A, taxes and other non-cash items	$49,756	$55,457	$53,530	$63,009	$221,752
Funds flow from operations	$46,410	$52,032	$47,143	$58,667	$204,252
Net (loss) income	$(4,510)	$50,429	$(17,807)	$16,953	$45,065

Provident Midstream
Cash revenue	$453,272	$397,713	$433,950	$598,963	$1,883,898
Earnings before interest, DD&A, taxes and other non-cash items	$52,853	$35,974	$47,425	$89,423	$225,675
Funds flow from operations	$39,404	$29,569	$32,350	$77,109	$178,432
Net income (loss)	$51,838	$(142,191)	$(8,630)	$(62,037)	$(161,020)

Operating
Oil and gas production (continuing operations)
Crude oil (bpd)	8,097	8,610	11,182	11,252	9,797
Natural gas liquids (bpd)	1,422	1,311	1,255	1,277	1,316
Natural gas (mcfd)	88,928	94,437	93,511	92,584	92,378
Oil equivalent (boed)	24,340	25,660	28,022	27,960	26,509

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$51.23	$53.75	$57.88	$61.75	$56.74
(before realized financial derivative instruments)
Crude oil per bbl	$51.25	$52.77	$55.47	$57.23	$54.53
(including realized financial derivative instruments)
Natural gas liquids per barrel	$49.02	$52.79	$55.47	$63.63	$55.07
Natural gas per mcf	$7.48	$7.27	$4.94	$6.08	$6.42
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.20	$5.63	$6.68	$6.71
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	125,033	109,713	112,386	135,981	120,785

Provident Enenergy 2009 Second Quarter Results